UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0145
Washington, D.C. 20549	Expires: December 31, 2005
SCHEDULE 13D	Estimated average burden hours per response. . 11

Under the Securities Exchange Act of 1934
(Amendment No. 4)*

GAINSCO, INC.

(Name of Issuer)

Common Stock, $0.10 par value

(Title of Class of Securities)

363127200

(CUSIP Number)

John S. Daniels

General Counsel

GAINSCO, INC.

3333 Lee Parkway, Suite 1200

Dallas, Texas 75219

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 29, 2005

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 363127200

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Robert W. Stallings

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 4,500,583

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 4,500,583

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,500,583

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 22.3%

14.	Type of Reporting Person (See Instructions) IN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) First Western Capital, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Arizona

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 1,682,468

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 1,682,468

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,682,468

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 8.3%

14.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) James R. Reis

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 577,773

	8.	Shared Voting Power 1,682,468

	9.	Sole Dispositive Power 577,773

	10.	Shared Dispositive Power 1,682,468

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,260,241

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 11.2%

14.	Type of Reporting Person (See Instructions) IN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) James R. Reis 1999 Revocable Living Trust

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Arizona

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 577,773

	8.	Shared Voting Power 1,682,468

	9.	Sole Dispositive Power 577,773

	10.	Shared Dispositive Power 1,682,468

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,260,241

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 11.2%

14.	Type of Reporting Person (See Instructions) OO

This Amendment No. 4 to Schedule 13D amends certain provisions of the Schedule 13D originally filed by Robert W. Stallings on October 5, 2004 with respect to the common stock of GAINSCO, INC., a Texas corporation (“GAINSCO”), as previously amended. Except as amended hereby, the responses contained in the original Schedule 13D, as previously amended, remain applicable. Capitalized terms used but not defined herein have the meanings given to such terms in the Schedule 13D, as previously amended.

Item 1.	Security and Issuer

Common stock of GAINSCO. Effective November 21, 2005 GAINSCO implemented a one-for-four reverse stock split of its outstanding Common Stock, and the numbers of shares reported on the cover pages of this Amendment reflect the reverse stock split.

Item 2.	Identity and Background

Except for the addition of the James R. Reis 1999 Revocable Living Trust (the “Reis Trust”), which is further identified in the following paragraph, as an additional filing party, there is no change to the information previously reported in response to Item 2.

The Reis Trust is added as an additional filing party in this Amendment, as discussed below in Item 6. James R. Reis is the Trustee of the Reis Trust. The address of the Reis Trust is 3333 Lee Parkway, Suite 1200, Dallas, Texas 75219, The Reis Trust is domiciled in Arizona, where it was formed in 1999, and its principal business is investments.

During the last five years, the Reis Trust was not (1) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (2) a party to any civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration
There is no change from the information previously reported.

Item 4.	Purpose of Transaction
There is no change from the information previously reported.

Item 5.	Interest in Securities of the Issuer
There is no change from the information previously reported, except for the effect of the one-for-four reverse stock split effective November 21, 2005.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

On November 29, 2005 the Reis Trust entered into a loan agreement with a commercial bank (the “Reis Loan Agreement”) providing for a $4.5 million line of credit to the Reis Trust. The Reis Trust, of which Mr. Reis is Trustee and beneficiary, is the owner of First Western, of which Mr. Reis is the sole member and manager. By virtue of its ownership of First Western, the Reis Trust may be deemed to be the beneficial owner of the shares owned by First Western.

The Reis Loan Agreement and related credit documents were entered into by the lender in the ordinary course of business and contain customary terms, covenants and provisions relating to the advance and repayment of funds. These provisions include the requirement that the obligations of the Reis Trust be guaranteed by First Western and Mr. Reis personally, and both First Western and the Reis Trust pledged their shares of Common Stock of GAINSCO, together with other securities, as collateral for the obligations. The credit documents contain standard default and similar provisions relating to protection of the rights of the lender.

Mr. Stallings disclaims any interest in the shares beneficially owned by Mr. Reis, First Western and the Reis Trust. Mr. Reis, First Western and the Reis Trust disclaim any interest in the shares beneficially owned by Mr. Stallings. First Western disclaims any interest in the shares owned by Mr. Reis and the Reis Trust, except for those reported as beneficially owned by First Western.

See also the Joint Filing Agreement referred to herein.

Item 7.	Material to Be Filed as Exhibits
Exhibit 99.1. Joint Filing Agreement.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 1, 2005
Date
Robert W. Stallings

First Western Capital, LLC
By: James R. Reis, Sole Manager

James R. Reis

James R. Reis 1999 Revocable Living Trust
By: James R. Reis, Trustee
Signature